DISTRIBUTION FEE AGREEMENT

FOR

ROYCE DIVIDEND VALUE FUND

(INVESTMENT CLASS)

     The Royce Fund, a Delaware business trust (the “Trust”), and Royce Fund Services, Inc., a New York corporation (“RFS”), hereby agree that as compensation for RFS’s services and for the expenses payable by RFS under the Distribution Agreement made October 1, 2001 by and between the parties hereto, RFS shall receive, for and from the assets of the Investment Class of Royce Dividend Value Fund, a series of the Trust, (the “Investment Class”) a monthly fee equal to .25% per annum of the Investment Class’ average net assets.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the 30th day of April, 2004.

THE ROYCE FUND

/s/ John D. Diederich

John D. Diederich
Vice President

ROYCE FUND SERVICES, INC.

/s/ John D. Diederich

John D. Diederich
President